
September 17, 2015

VIA ELECTRONIC MAIL

Mr. David P. Glatz, Esq.
K&L Gates LLP
70 West Madison Street, Suite 3100
Chicago, IL 60602-4205

       Nuveen Short Duration Credit Opportunities Fund (the "Fund")
       File Numbers: 333-206449 / 811-22518

Dear Mr. Glatz:

       The staff has reviewed the registration statement on Form N-2, filed with the Commission on August 18, 2015. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however that the comments we give in one section are applicable to the other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

<u>PROSPECTUS</u>

1.   On the Cover Page, in the *Investment Strategies* paragraph, after, "below investment grade adjustable corporate debt instruments," state parenthetically or otherwise, "commonly referred to as junk bonds". Although the term "junk" is used later, the term should also be highlighted the first time in which the prospectus refers to such bonds.

2.   In the first paragraph, you indicate that terms not defined in the prospectus shall have the meanings given to such terms in the Statement. Consider simply defining such terms in the prospectus.

3.   Please identify the principal trading market for the Fund's securities or, if none, so state.

4.   In the paragraph captioned "The Offering," please delete the reference to Common Shares or explain the reason for its inclusion.

5.   In the paragraph captioned "Priority of Payment," please state the asset coverage requirements under the Credit Agreement or cross-reference where this disclosure can be found.

6.   Consider clarifying the definition of "Business Day" on page 3, to account for a day when the New York Stock Exchange might close early, or a day on which trading might be halted by regulatory action(s).

7.   On page 4, please make any necessary changes to the language in the paragraph on Federal and State Income Taxes that remains bracketed.

8.   Numerous portions of the prospectus discuss the use of derivatives, including swaps. Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of those specific derivatives are disclosed in the section captioned, "Derivatives Risks, including the Risks of Swaps." If such risks are not disclosed in that section, please revise.

9.   The time period by which the Fund expects to invest the proceeds from the offering is missing. If the Fund expects the investment period to exceed three months, the reason for the expected delay should be stated. See Guide1to Form N-2.

10.   In the "Description of Term Preferred Shares" on page 25, please delete the statement that the description is qualified in its entirety by reference to the Fund's Declaration of Trust and the Statement. The description of such terms in the prospectus must be accurate and not qualified by reference to other documents.

11.   The "Repurchase of Fund Shares" section states that in the event the Fund converts to an open-end fund, the Term Preferred Shares would no longer be traded on an exchange. The cover page states that the Term Preferred Shares are not traded on an exchange. Please reconcile this disclosure. Depending on the response, we may have additional comments.

12.   In paragraph 3 of the "Repurchase of Fund Shares" section, you state that "[s]ubject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer." In this regard, please include all disclosure required by Guide 2, in particular paragraph 4.

13.   Please add all required disclosure specified by Guide 7 with respect to leverage and senior securities in the section entitled "Risks of Investing in Term Preferred Shares." In particular, we note that the disclosure does not discuss all the risks specified by Guide 7 or the effect on each class of the Fund's securities if the rating on the Term Preferred Shares is lowered. Also, the effect on common stock holders of the issuance of senior securities should be described. If this disclosure is elsewhere in the prospectus, consider consolidating all the appropriate disclosure in this section.

14.   We note that material portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event a registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the staff's comments, the Fund's changes to disclosure in response to staff comments, or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed on EDGAR and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. My e-mail address is scottpa@sec.gov, and documents can be faxed to me at (202) 772-9285. Mail or deliveries should include reference to zip code 20549-8633.

Sincerely,

/s/ Patrick Scott

Patrick Scott
Senior Counsel
Office of Disclosure and Review